

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-Mail
Andrew M. Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **CSP Inc.**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 29, 2013 by North & Webster LLC et al.**
> **Soliciting Materials filed under Rule 14a-12 by North & Webster LLC et al.**
> **Filed on January 9, 2013**
> **File No. 000-10843**

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please revise to state whether the North & Webster nominees have consented to being named in the proxy statement and to serve if elected.

2. Please revise to clarify what you mean by "single-trigger" change in control agreements and clarify what the concerns are that you have with the company's change in control agreements and its other compensation practices.

<u>Soliciting Materials</u>

3.   We note your response to prior comment 1 from our letter dated January 11, 2013. In future filings, please revise to ensure that you disclose the basis for and provide sufficient context for your opinions, particularly regarding breaches of fiduciary duty, disenfranchisement of shareholders, and allegations of misleading statements.

       Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

                                        Sincerely,

                                        /s/ Peggy Kim

                                        Peggy Kim
                                        Special Counsel
                                        Office of Mergers & Acquisitions